Exhibit 99.1

Evolution unveils new fleet electrification partnership with VivoPower’s Tembo unit for its light utility vehicle fleet

BRISBANE, November 14, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company and its wholly-owned subsidiary, Tembo EV Australia Pty Ltd (“Tembo Australia”), has entered into a Supply Agreement with the Evolution Group Holdings Limited (“EGH”, “Evolution”) for the full electrification of its fleet of light utility vehicles for traffic management and fleet management. Under the definitive agreement, Tembo Australia will convert existing and new vehicles to full electric over the next 5 years, subject to the successful completion of commercial and technical on-road trials, with a target to have the first fully electrified utility vehicle certified and roadworthy in 2023.

Kerry Daly, Non-Executive Chairman of Evolution, said: “Evolution is constantly evaluating opportunities to offer innovative and competitive solutions to its clients and to the industry as a whole. We have one of the largest fleets of vehicles for traffic management services across Australia and New Zealand and being the first to commit fully to the electrification of our vehicles will help to set new eco-friendly standards for the industry. After a review of proposals and capabilities of different electric vehicle conversion companies, the independent board members of Evolution have selected Tembo on the basis of their global experience, capability to deliver, training and change management credentials as well as the broader VivoPower sustainable energy solutions offering.”

Evolution will be the first traffic management company in the world to commit to fleet electrification and repowering, which is in keeping with its objective to deliver cost-effective, sustainable and environment-friendly solutions for clients from both the private and public sectors in Australia and New Zealand.

Gary Challinor, Chief Operating Officer of VivoPower, said: “We are delighted to have been selected for this important agreement and partnership to repower Evolution’s fleet of light utility vehicles for traffic control and fleet management. It is a first for the repowering of an existing fleet in Australia and New Zealand and also a first for the traffic management sector. We are looking forward to working closely with Evolution, not only to provide conversion EV powertrain kits, ruggedisation and customisation, but also importantly to deliver training and change management, as well as complementary sustainable energy solutions”. Sharing some company expansion plans on the occasion, he added: “Tembo is currently evaluating options and in discussions with financiers for establishing assembly facilities in Australia and is considering South East Queensland as a preferred location.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower is a certified B Corporation with operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

About Evolution Group Holdings

Founded in 2004 and headquartered in Brisbane, Australia, Evolution Group Holdings Limited (EGH) is one of the largest non-government providers of road infrastructure services across Australia and New Zealand, including traffic planning, traffic control, traffic management, training, equipment hire, fleet maintenance and management, and road corridor civil & bridge maintenance. The company has an extensive specialised fleet of over 500 vehicles for its traffic management and fleet management services and has an employee base of over 700 personnel across Australia, New Zealand and the Philippines.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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